Filed Pursuant to Rule 424(b)(3)

Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 6 DATED FEBRUARY 17, 2017

TO THE PROSPECTUS DATED APRIL 11, 2016

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated April 11, 2016, Supplement No. 1 dated May 19, 2016, Supplement No. 2 dated June 17, 2016, Supplement No. 3 dated August 19, 2016, Supplement No. 4 dated November 16, 2016 and Supplement No. 5 dated February 2, 2017. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering; and

•	procedures related to the close down of our public offering.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares and up to $500 million in Class T shares. As of February 14, 2017, we had received gross offering proceeds of approximately $100.9 million from the sale of approximately 9.5 million Class A shares and approximately $26.6 million from the sale of approximately 2.5 million Class T shares in our initial public offering. As of February 14, 2017, approximately $967.5 million in shares remained registered for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Procedures Related to the Close Down of our Public Offering

On February 9, 2017, our board of directors approved the close of our initial public offering upon us crossing the $200 million threshold in our primary offering. We believe that, when we have fully deployed the funds from our offering and assuming we sell $200 million in our primary offering, we will have a portfolio of approximately $250 to $300 million in properties.

Upon reaching $200 million in our primary offering, we intend to close the offering to new subscriptions commencing five business days after reaching the $200 million threshold (the “Close Date”). In connection with the closing, our policy will be to accept subscription agreements only if they are received by our transfer agent, DST Systems, Inc., on or before the close of business on the Close Date. The accounts must generally be fully funded and in good order no later than the close of business five business days following the Close Date for non-qualified account investments and thirty business days following the Close Date for qualified account investments.